LEASE EQUITY APPRECIATION FUND I, L.P.

          December 4, 2009

VIA FAX AND EDGAR

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4631

Re:	Lease Equity Appreciation Fund I, L.P. (the “Registrant”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 26, 2009
Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
File No. 333-84730

Dear Mr. O’Brien:

This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated November 10, 2009 (the “Comment Letter”).  For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis, page 8

Liquidity and Capital Resources, page 16

1.
We note your discussion on page 17 of the amendment to the line of credit with WestLB to cease additional borrowings under the line of credit and accelerate the pay down of the line, in exchange for the removal of certain covenants.  Please address the following comments related to this amendment:

•
We note that your debt facility previously was subject to certain financial covenants, including those related to tangible net worth, leverage, and portfolio delinquency.  Please tell us and disclose in future filings which covenants were removed and which remain.  For the remaining covenants, in future filings please disclose the required minimum/maximum ratios or amounts for each and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Mr. Terence O'Brien

Response:

With respect to the Registrant’s debt facility, all financial covenants, including the tangible net worth, leverage and portfolio delinquency covenants, were removed in connection with Amendment No. 8 dated as of March 6, 2009.  All of the remaining covenants are non-financial in nature.

•	Please confirm our understanding that you no longer have access to debt financing from this facility. Disclose this in future filings.

Response:

The Registrant confirms that it no longer has access to borrowings under this debt facility; the remaining outstanding debt is under a term loan agreement.  In future filings, commencing with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, the Registrant will expand its debt footnote, as well as the liquidity discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, to include the following language:

No further borrowings are available under the secured term loan agreement.

•	Disclose in future filings the specific terms of the acceleration of the pay down of the line. If it is helpful for readers’ understanding, disclose the agreed-upon payment schedule.

Response:

The Registrant has agreed to utilize all payments received under leases and loans to pay principal and interest on this debt facility.  Accordingly, in the Registrant’s quarterly reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, the following has been disclosed with respect to interest and principal payments, “Interest and principal are due as payments are received under leases and loans, with any remaining balance due in March 2014.”  In addition, such filings also include the expected principal payment schedule over the next five years from the applicable quarter end date.

•
Disclose in future filings how you expect to make these payments.  In this regard, quantify and describe your cash sources and obligations.  We note that the statement of cash flows reports operating and investing cash inflows for 2008 of an aggregate of $7.1 million but reports substantial investing outflows in 2007 and 2006.  You also state you will use cash currently being used for asset management fees paid to your General Partner and distributions to reduce your debt balance, but these amounts do not appear sufficient, as we note partner distributions were $1.4 million-$1.7 million and management fees were $1.1 million-$1.3 million in 2006-2008.  Disclose whether you will need to borrow money from the General Partner to either finance operations and/or pay down the line.

Mr. Terence O'Brien

Response:

As stated above, all payments received by the Registrant on leases and loans will be used to fund payments of principal and interest on the debt facility.  The Registrant entered its liquidation phase in August 2009; beginning on such date, no additional leases and loans will be purchased ($53.8 million of leases and loans were purchased during the year ended December 31, 2008).  In addition, the Registrant has reduced distributions to its partners and suspended the payment of management fees to improve its liquidity.  The Registrant believes that its net cash inflows, primarily from payments on leases and loans and cash generated from operations, will be sufficient to satisfy its debt service requirements and that borrowings from the General Partner will not be necessary to either finance operations and/or meet debt service requirements.  In addition, this debt facility is non-recourse to the Registrant.

Contractual Obligations and Commercial Commitments, page 17

2.
We note your use of interest rate swaps to manage interest rate risk.  To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise future filings to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations.

Response:

Beginning with the quarterly report on Form 10-Q for the quarter ended March 31, 2009, the Registrant included a note to the table of contractual obligations which provides estimated interest payments, calculated at rates in effect at the end of the period, for the next five years and thereafter.  Such note to the table of contractual obligations was also included in the Registrant’s quarterly reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009.

Note 1 – Organization and Nature of Business, page 24

3.
You state the Fund is expected to have a nine-year life, consisting of an offering period of up to two years,a five-year reinvestment period and a subsequent maturity period of approximately two years, which it expects to enter prior to December 31, 2009.  You disclose that during the maturity period, the Fund’s leases and secured loans will either mature or be sold and the Fund will liquidate its other assets.  However, you then state the Fund will terminate on December 31, 2027, unless sooner dissolved or terminated as provided in the Limited Partnership Agreement.  Please explain to us and disclose in future filings whether you expect the contractual maturities of such assets to be longer than the next two years.  Please disclose the consequences or implications if you are not able to liquidate these assets during the maturity period and/or how that will impact, if at all, the Fund’s operations and cash flows.

Mr. Terence O'Brien

Response:

The contractual maturities of the Registrant’s leases and secured loans are longer than the two year maturity period.  The Registrant expects to sell the remaining lease and loans at some time during the maturity period at a value favorable to the Registrant. In the event the Registrant is not able to sell the remaining assets at favorable terms, the partnership will continue to return capital to its partners as leases and secured loans mature.  Substantially all of the leases and secured loans in the Registrant’s portfolio contractually mature by the end of 2013.  In future filings, commencing with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, the Registrant will disclose the implications if it is not able to liquidate these assets during the maturity period and/or the impact, if any, on the Registrant’s operations and cash flows.

Item 9A – Controls and Procedures, page 38

4.
In the first paragraph under the heading “Disclosure Controls”, you discuss how a control system can provide only reasonable assurance that the desired control objectives are achieved.  In the paragraph that follows, the General Partner’s chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective.  We note the same disclosures made in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.  In future filings, please revise your disclosure to state, if true, that your disclosure controls and procedures were effective at this reasonable assurance level.

Response:

In future filings, commencing with the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, if applicable, the Registrant will revise the disclosure to state that the disclosure controls and procedures were effective at the reasonable assurance level.

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O'Brien

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours,

Lease Equity Appreciation Fund I, L.P.

By: LEAF Financial Corporation

/s/ Robert K. Moskovitz_____________
Robert K. Moskovitz
Chief Financial Officer

cc: Jean Do, Staff Accountant